Filed by Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No. 333-258691

A transcript of a webinar featuring Rohit Makharia, President and Chief Operating Officer at SES Holdings Pte. Ltd., and Christopher Kapsch, Managing Director and Senior Equity Research Analyst at Loop Capital, follows:

Host:

Good morning, everyone. And welcome to our discussion about SES, a global leader in the development and manufacturing of high performance hybrid lithium-metal batteries for electric vehicles. Please use the chat feature on your screen to submit questions throughout the presentation, as we will conclude today's discussion with a Q&A session. In July, 2021, SES announced plans to list on the New York Stock Exchange through a merger with Ivanhoe Capital Acquisition Corp, whose ticker is IVAN. Upon the closing of the transaction, the combined company will be listed under a new ticker symbol, SES. Joining us today is Rohit Makharia, President and Chief Operating Officer of SES. Before joining SES, Mr. Makharia spent 19 years at General Motors, including 12 years in battery and fuel cell development and seven years in venture investment. Before we get started, we'd like to share a short video about SES.

Video:

For nearly a decade, SES has been a pioneer in the hybrid lithium-metal battery space. Through our unique cell design, AI-powered software, and manufacturing capabilities, we are well-positioned to deliver our superior hybrid lithium-metal batteries at scale. Conventional lithium-ion cells are made up of a metal oxide cathode, a separator and graphite anode. The liquid electrolyte in lithium-ion cells provides the conductivity for lithium-ions. This design has been manufactured and deployed at scale in a variety of applications, including electric vehicles. SES' battery is different. Introducing the SES hybrid lithium-metal battery. We've replaced the graphite anode with lithium-metal to deliver an ultra-high energy density battery. And it can be manufactured efficiently at large scale, just like today's lithium-ion batteries. Our hybrid lithium-metal batteries are safe, long lasting, and capable of fast charge. They also are expected to deliver a longer driving range at a lower price over the long-term, compared to lithium-ion batteries.

We start with a state-of-the-art high capacity cathode and separator. The next layer is SES' proprietary anode coating. This solid state material acts as a mechanical barrier to enhance battery cycle life and safety. Lastly, our proprietary wide format, lithium-metal anode delivers incredible energy density. Once these elements are in place, we add a patented high concentration solvent-in-salt liquid electrolyte. The energy density of the SES hybrid lithium-metal battery is much greater than that of today's lithium-ion batteries. And our ultra-thin lithium-metal anode also keeps each battery cell lighter and more compact. In conventional lithium-metal batteries, dendrites are traditionally the key cause of battery degradation and damage. Our patented electrolyte and proprietary anode coating inhibit lithium dendrite growth to help extend battery life. Safety is paramount when it comes to EV batteries. And SES has designed and implemented a four-layered approach to ensure that our batteries are safe for electric vehicles.

Our solvent-in-salt electrolyte has low volatility and is self-extinguishing. Our anode coding adds a second barrier of protection. Our lithium-metal cell and module design minimizes dendrite-related performance and safety issues. Our AI algorithm, developed using decades of lithium-metal cell testing experience, allows SES to detect and likely predict safety issues before they become serious. We believe SES' comprehensive approach and our partnerships with some of the largest car companies in the world, position us to be one of the first companies to bring lithium-metal batteries to market. All these factors make the SES hybrid lithium-metal battery a superior, clean energy solution for today and tomorrow.

Host:

The moderator for today's discussion is Christopher Kapsch, Managing Director and Senior Equity Research Analyst at Loop Capital. Chris.

Christopher Kapsch:

Great, and thank you for having me. And I'm excited to participate and hear the update from Rohit. Rohit, maybe we can start out, there's not a lot of visibility regarding a handful of very interesting companies that have emerged through this back process, when I say, "Visibility," for public equity markets. Maybe we could start out with you just discussing the background of SES and the history.

Rohit Makharia:

Yeah, sure. Thanks, Chris. Hey, it's nice to see you again. Chris, SES is a next generation battery company. We, in particular, make this hybrid lithium-metal battery. And just in terms of the history of the company, the company was founded in 2012. This was spun out of MIT by our CEO and who is the founder of the company as well, Qichao Hu. And since then, the company has focused on developing this battery, which is the lithium-metal battery. And we'll talk a lot about why lithium-metal, I'm sure, as we get into the conversation. But the idea was to work on a battery technology that can really create a step function change in terms of technology and in terms of what the market was really looking for, to meet those needs. So, since 2012, the company has been focused on just this particular lithium-metal battery development.

Rohit Makharia:

Since then, the company has grown quite a bit. We have raised capital along the way and bought in a variety of different shareholders that really traverse the whole value chain from automotive suppliers, all the way to raw material battery suppliers. And then, most importantly, the company has shown a lot of progress over the last many years. We recently published data to show that our battery works. We can talk more about that as well. And really, we have also focused and built a team around meaning of battery, which has this high energy density of lithium-metal, but can be manufactured at scale, just like lithium-ion is being manufactured today. So, these are, I would say, some of the key aspects of the company.

Rohit Makharia:

And one other piece, as it connects to manufacturability, is that we have now two facilities, one in Boston, we spun out of MIT. This is where we do a lot of our R&D work, material development work. This is also where we are working with our partners, like General Motors, developing the battery for them. And then, we also have a facility in Shanghai in China. This is also a very important region for us. This is a prototyping facility. A lot of manufacturing work, process development work happens there.

And now, we're starting to also scale up operations in Korea. So, the company has developed the technology, put the team together into manufacturing capabilities over the years.

Christopher Kapsch:

That's great. I'm sure we'll get into a little bit more nuanced aspects about the technology, but it's one thing to come up with an innovation and invention. And in this case, it sounds like you have something differentiated and special. It's another thing to make that the centerpiece of a company and develop a vision. So, maybe you could talk about the vision and how that's emerged, and evolved, and formed over time.

Rohit Makharia:

Yeah. SES' vision is, in many ways, very simple. We want to be able to play our part in this transition to clean energy, number one. The whole world is recognizing that climate change is an issue. Almost every country, every car company has come out and committed to making this transition and starting. For many car companies, they have committed to selling only electric vehicles starting in 2030 and some starting through 2030 and into 2040, even. So, there's clearly this mega trend and this real need where electric vehicles is a big part of the commitment. Electrification is a big part of that commitment to solve the climate change issue. So, we certainly want to play our part in doing so.

Rohit Makharia:

As a company, what we want to do is bring a new battery to bear at a scale that is commercial. And really before, the end of the decade, we want to be able to get to a million vehicles. So, that's how we want to start our impact. And we also envision that electric vehicles is just a starting point, in many ways. When you think about anything that relies on batteries, or electrification for moving, or relies on fuel for moving, battery will play a role. And we eventually see ourselves expanding into this large marketplace, which also includes not just electric vehicles, but eVTOLs, these vertical takeoff and landing vehicles, consumer electronics. Have even we've worked with drones, and pseudo satellites, and just many other applications. So, we want to be the battery company that can start with electric vehicles, get 2 million vehicles before the end of the decade, and then, expand into a variety of different categories, and make an impact.

Christopher Kapsch:

That's great. I talked to a lot of mostly institutional investors, and there's a lot of impetus for the investments they make, whether it's a sector, or a theme, or a technology. But one of the differentiators is often either the management connections associated with the company involved in any of the above. So, can you just talk about SES' management team, the background, and the relevance in that background in terms of helping the company navigate a successful pathway?

Rohit Makharia:

Yeah, absolutely. In fact, the team is what we're most proud of, most proud of. One, it starts with the CEO, Qichao Hu. Like I mentioned, he's also the founder of the company. And I was an investor myself in the past. It's just, we are very fortunate to have the technical founder be at the helm of the company. He's built a company from scratch. He's a physics major from Harvard and MIT. And he spun this company out of MIT and has been at it for the last 10 years. And he's as excited about tomorrow as he was when I first met him in 2015, which gets to myself. I bring in the automotive experience, 19 years at General Motors, and also battery and fuel cell experience. And just with my experience with venture investments, I've also seen quite a few company grow and scale, and want to bring that perspective.

Rohit Makharia:

The CFO is a woman, Jing Nealis, who's been at the helm of the financial as a CFO and other financial roles in both public and private markets. She was instrumental in bringing a PV market, a PV company to scale, building many different PV assets along the way. On our technical team, we have two groups of technical team that are really helping drive the company. One is on the technology side. We have a Chief Science Officer who comes from a deep experience in battery material development, battery development, national lab, and universities. And his team is really formed of people that have PhDs, that have, again, deep materials experience, come from national labs. And then, on the cell development side, this is where I think we differentiate ourselves from a lot of different next generation battery companies, where we actually have built, very carefully, very deliberately, a team that has also built batteries before at scale.

Rohit Makharia:

So, this team is led by our CTO, Y.K., who's worked at companies that have built batteries, lithium-ion batteries at scale, like S.K. And his team is, again, built out of people that have actually come from the battery industries from these big battery manufacturers, like CATL, LG, SK. These are battery companies that have produced battery at scale, and we want to do the same. So, that's another huge piece of the puzzle that helps us build this team and really make it a well-rounded to be able to not just create a battery breakthrough, but actually bring it to our customers and at scale. And then, our global nature is another differentiation as it relates to the... That's just the overall team. We are based out of Boston because we started there, but we have expanded significantly in Shanghai, again, to make sure that we can...

Rohit Makharia:

Shanghai, one, is one of the biggest... China's one of the biggest markets when it comes to EVs. There's a lot of talent there. CATL is the largest battery company in the world today, started out of China. And there's a lot of talent there. So, we've gone and accessed that talent pool to be able to, again, help us manufacture the batteries. And same in Korea. When you look at the companies in Korea that are instrumental in just bringing batteries to scale. I mentioned SK, LG, Samsung. Again, there's a lot of talent there that is really well suited to scale up batteries and make batteries. And so, we are also growing the operations there and accessing the talent pool there as well. So, just really a very well-rounded team, both on the management side, as well as on the bench.

Christopher Kapsch:

Got it. That's great. Well, you mentioned a lot of battery makers in the space, and as I've watched the EV market development and evolve, and actually, I guess, transition from the Prius, which was based on a nickel metal hydride battery technology. Now, obviously, one thing that's consistent, looking forward, is that the power of EVs in the future is going to be lithium-ion batteries. And so, maybe just talk about your vision of the future for the electric vehicle battery market.

Rohit Makharia:

Yeah. The one, everyone understand it's just going to grow. It's going to grow significantly. It's already starting to, it feels like, they go that, get to that inflection point where you go from a slow growth to an exponential growth. It feels like the world is already headed towards that. We know that the EV market was almost $20 billion even last year. By the end of this decade, it's going to be over $150 billion for sure. And then, by 2040, again, just the EV market alone is going to be many hundreds of billions dollars’ worth. So, the market is growing.

Rohit Makharia:

And then, there are other, of course, markets to serve as well that we talked about earlier. But then, the battery is still, in many ways, quite nascent in its development. Lithium-ion has been great because it has enabled us to bring all of these different electric vehicles. And there are other applications, just consumer electronics, our phones, our tablets, our computers, all these devices that we use every day. But still, the energy density of the lithium-ion battery is still quite low. What you want is a battery that is much more energy dense, which means it weighs a lot less.

Rohit Makharia:

That is much more energy dense, which means it's weighs a lot less when you pack energy into it and it can be packed into a much more compact space. So the battery industry is going to continue to move towards smaller and lighter and cheaper batteries, we're just sort of at the crux of just in the beginning, the early innings. So companies that can continue to make that innovation will continue to prosper.

Rohit Makharia:

And then lithium ion itself is going to make progress just like it has made over the last almost 15 years, two decades, both in terms of performance and cost, and also understand the limits of lithium ion. So just from, again, a perspective of, if you want to take this industry and really scale it up, really bring it to the masses what needs to happen is some step function change along the way in technology introduction. And this is where I think the manufacturability, the scale up, the economics of scale, the learning curve, the experience curve that comes with lithium ion is going to be fundamental to actually get scale, but then leveraging all of that with new technology that can get through energy dense batteries, cheaper batteries, is going to be critical.

Christopher Kapsch:

It makes a lot of sense as I've watched the market evolve the term that was always used from naysayers was "range anxiety" from consumers. Consumers that aren't going to let this paradigm shift happen because they're concerned they wouldn't have the same range in an EV that they have in an internal combustion engine. Now, the way you address range in an EV is through battery capacity and energy density. I've watched a lot of some of the incremental improvements have been in the cathode, but when you're talking about lithium metal batteries, you're talking about more of a step change in capacity, in energy density in the anodes. Maybe you could talk about why you think lithium metal batteries will, I guess as a pathway to that greater energy density, will be the dominant technology going forward. And what needs to happen actually for the market to shift towards lithium metal to gain share versus this incumbent technology?

Rohit Makharia:

Yeah, no great question. One, I think range anxiety has been an issue for a long time and that also it translates these days into charge anxiety because a lot of... The good news is that even with lithium ion as EVs get bigger, they've been able to pack a lot of energy and get to say 350 miles in some cases. But when you drive that car after you get to 350 miles, you still got to charge the car. And so that range anxiety, charge anxiety, has gone down a lot over the years. In fact, I remember I used to drive the EV One, the nickel metal hybrid battery that GM made. The car back in mid-2000s. And that was about 60, 70, 80 miles worth of range on a good day. And there you get real range anxiety.

Rohit Makharia:

So with 350 miles, it's gotten a lot better, but customers want that. It seems to me at some point 200 miles was kind of like a good point where you could attract more and more customers, but as you look at just OEMs and work with different customers, a lot of these customers, depending on the geography are looking to get 400, 500 miles out of their vehicle. And so you do need a battery that can be more energy dense and give you that kind of range where you can say drive from New York to Boston and back, and not have to worry about range anxiety, or charge anxiety.

Rohit Makharia:

In terms of lithium metal, why lithium metal? That is actually quite simple. And it boils down to just fundamentals first principles physics. When you look at just the periodic table after hydrogen and helium, lithium metal is the lightest metal that is available to us in the world. [inaudible 00:21:29] date. When we talk about lithium ion, let's just talk through what that is. It has an anode, a cathode and a separator. In lithium ion the anode is made up of graphite more and more and more silicones being used and it's also transitioning to it more and more silicone from graphite and what lithium has to do when you charge the battery, it has to travel from the cathode to the anode. It reaches this anode, these graphite or silicone and particles and then it has to travel into the particle to go and get stored. And then it sits there once you charge. And once you drive the car, it slowly moves out of the particle and goes to the cathode.

Rohit Makharia:

Now with lithium metal, what you do is that you take this thick coating of graphite or silicone and replace that with a thin lithium metal foil. So now lithium metal is simply stripping and depositing out of the surface of the lithium metal foil. And what this translates to now is a much smaller cell. You've taken all of that graphite and silicone out of the cell replaced that with a thin sliver of lithium metal foil. So it's a much smaller cell, and it's also a much lighter cell because now you're using lithium metal, which is much, much lighter, much less of it, which to say this additional load of carbon and silicone, which is not helping the battery anyways. It's the lithium that actually goes back and forth. So you've taken all of this extra material, this weight out of the battery to make it more and more dense and light.

Rohit Makharia:

So again, from a first principle perspective, I think in the battery industry there's a lot of different approaches to making different batteries. But the one thing that everyone can agree upon scientists, engineers, different battery companies, is that lithium metal is the end game, simply the end game, because you can't do better than that. And so this is why we at SES have been so focused on lithium metal from the get go. We knew that is the answer, the eventual answer, and we wanted to simply get focused there and start there. But yeah, lithium metal gives you that step function that is needed in the battery industry to get that scale and cost reduction.

Christopher Kapsch:

In the context of talking about your team you mentioned drawing on some talent from parts of the world where some of these big incumbent battery technology players are like in Korea, Samsung, STI, SK Innovation, there's CATL in China. These incumbents, there's going to be a competitive response as this transition to lithium metal anode technology happens, how is the company positioned and how do you expect to respond to any competitive threats from the incumbents as they presumably react to this transition?

Rohit Makharia:

Yeah, really, these are the kind of battery companies we want to compete with it. It is our aspiration that we compete with these battery companies. So one, if you're doing that, that's great. Number two, from a SES perspective, we know that lithium metal development is not easy. It's not something that... You actually have to spend this time that we spend for the last almost 10 years doing R&D on lithium metal battery development itself. So there's a lot of specifics that goes into developing this battery, a lot of choices of material and design that has to be one, at first invented and then over the years refined to be able to get to that point where we are today in terms of how the battery operates, functions, how can it be scaled up, et cetera.

Rohit Makharia:

So all of these different names you mentioned, respect them a lot. They definitely have efforts in this space. We know that, and just as they should, but what we feel where we are is that at least to our knowledge, we are the only company that has demonstrated the sort of third party tested data that we've put out there. If anyone goes to our website, ses.ai, they can see the actual third party testing reports. They can see a summary of our data, and we just haven't seen that kind of performance, that kind of validation from others. And we've also been hearing from our customers, what all of this tells us at least what we understand and believe is that we are a few years ahead of competition in terms of actually bringing this technology to market.

Rohit Makharia:

So, just in terms of the time that we've spent developing this battery and focus on lithium metal batteries and where we've demonstrated where we are and what our customers are telling us, we feel like we have certainly an advantage in terms of a head start. And we may have a fundamental, we don't know, but we may or may not have a fundamental advantage in the technology itself, time will tell.

Rohit Makharia:

But then the other aspect is just from, again, from a validation perspective, when you look at our shareholders, SK is one of our largest shareholders. LG is an investor in our pipe. And so we are getting also some validation from these same companies that we want to work with, compete with eventually, and the ones that are incumbents. So again, I think we don't know exactly where the incumbents will end up, but feel good about our technology. We feel good about where we are in terms of timing. And then we also feel really good about the market. The market is growing and expanding. There's definitely room for battery companies to grow into this market as well, such as ours.

Christopher Kapsch:

Yeah. Couple things to follow up on that. Maybe just touch on briefly what you see the addressable market and I guess ultimately this could be pretty fragmented, or how do you see that playing out? And then we can get into some other nuances.

Rohit Makharia:

Yeah. Yeah. The market is going to be more in terms of just the flavor of the battery chemistries that you see in the market between now and 2030, it is going to be more diverse than what it is today. Even if lithium metal was widely successful in terms of creating a high energy density battery that is already commercialized and is cheaper than lithium ion, say at that time. The market is not going to just immediately going to drop lithium ion and move the lithium metal, number one. I think there's going to be a transition time that's probably into this end of the decade and then some, because one, it takes time to put capacity. It takes time to make sure that the technologies are scaled up and validated and then introduce it. So there will be a significant period of time where lithium ion, lithium metal will coexist.

Rohit Makharia:

And then the other piece is even now, you can see with lithium ion the battery chemistry is already getting more and more diverse. You have battery chemistries that even in lithium ion use conventionals of an MC cathode, a high nickel cathode. There's more and more use of now LFP, lithium ion phosphate cathodes, all paired with graphite anodes. And when you bring lithium metal to the mix, you open up this possibility even more, this sort of diversity because with lithium metal, again, you can pair many different types of cathode, but still get that high range.

Rohit Makharia:

For example, today, when you pair lithium ion phosphate with graphite, you do have to build a battery that is lower energy density, because again, physics. You can't store as much lithium and lithium ion phosphate, the capacity of the that material is lower. But when you pair that with a lithium metal, you can put a lot more lithium ion phosphate. And so you can make a battery that has much higher energy density and can give that higher range even with lithium ion phosphate.

Rohit Makharia:

So as the battery industry develops, I can see a world where long time the flavors of the battery that serve this industry will continue to diverge before it actually converges over time, which means that there are going to be more and more players over some time before there's some consolidation way into the future.

Christopher Kapsch:

Well, let's just stay in the weeds here in battery technology, and then we'll pivot to other topics, but you characterize your technology as a hybrid lithium metal approach and there's also a lot of discussion about the future of solid state lithium ion batteries. Can you maybe just talk about the subtle differences and what the trade-offs are between the hybrid and all solid state technologies?

Rohit Makharia:

Yeah, sure. We've chosen the hybrid lithium metal approach versus, say, an all solid state approach very, very deliberately. We want to make a battery that is high energy dense, but can also be manufactured at scale. And we want to leverage what manufacturing capability and scale that already exists in the world today. Hundreds of gigawatt hours’ worth of scale and experience and we want to leverage all of that. So for that reason, we went down this hybrid lithium metal pathway. In fact, we started with Solid State as a company SES used to stand for Solid Energy Systems. And what we realized over time is that both in performance and manufacturability, that is not the right answer.

Rohit Makharia:

So what is hybrid lithium metal? So hybrid lithium metal is a battery, which has the same cathode as, say, lithium ion. Similar cathode flavors or the same cathode. We had started work with a nickel-rich cathode, because that gives you the best energy density. And then we use a very similar separator that used in lithium ion. An all solid state battery uses a separator that is new, non-porous generally and has to be manufactured scale. And this separator is fundamental to both sort of the performance of solid state, as well as the issues with manufacturability that I can discuss as well in my view.

Rohit Makharia:

So anyway, we take a lithium cathode, a very similar separator, and then we pair that with a lithium metal foil. Between the lithium metal foil and the separator we also have a coating that is also very similar to lithium ion processes. We're developing this coating that is going to use similar processes as lithium ion.

Rohit Makharia:

And then we take the cell and then we fill this with a liquid electrolyte, just like one does in lithium ion from a process perspective. But this liquid electrolyte that we've developed, we started working on it at first in about 2015 timeframe. And over the last five years, we've developed this liquid electrolyte again, that can be processed just like a lithium ion battery in terms of how you fill this electrolyte. But it is specifically developed for lithium metal. It has characteristics where it has very low volatility. It's self-extinguishing. So it's much safer than what's being used in lithium ion today. And it helps with one of the key issues that lithium metal cells suffer from, which is dendrite growth. When you charge the lithium metal batteries, what ends up happening, you get these needle-like structures from the lithium metal foil that can pierce through the separator and then create short circuits. And this is one of the key impetus of why people or different companies consider an all solid state material.

Rohit Makharia:

Are different companies consider an all solid state material. Because in that case, you have a cell where the needles, these dendrites do not penetrate through, but then the trade-offs are really around, one, performance. The lithium metal hybrid... The hybrid lithium metal battery, one, we can perform at low temperatures and high power. And we have shared data around that. Works in all solid state material. It's really difficult to get that low temperature and high power performance consistently. And then second, the big one is manufacturability. When you take a solid state material, you have to develop methods that use new methods to make these material. And it had never really been demonstrated skill. You can imagine if you consider a [inaudible 00:34:51] solid state oxide material, like an oxide, this is a ceramic almost like China. And you can imagine making a thin layer of 25 micron.

Rohit Makharia:

And then you have to make this in a way that can be scaled up in a row-to-row process with zero defects. Because the minute you get defects in these, the dendrite's going to want to grow through that defect into the catheter and cause a short. So from a manufacturing perspective as well, there's a huge trade off with solid state batteries, which translates to just fundamentally being can this battery be scaled up and secondly cost. So with hybrid lithium metal we've been deliberate, we've developed this electrolyte that can work with lithium metal, that can slow down the stand right growth. We've demonstrated cycle life and safety data as well that we've published. So, and then again, this whole methodology is amenable to using the processes that have been used in lithium ion so they can be scaled up.

Christopher Kapsch:

So there's one last one on that. Because you just, I think it's important as this technology evolves, but where is your intellectual property and is that secret sauce a key part of where you are able to deliver the superior performance?

Rohit Makharia:

Yeah, it's in four different aspects of the technology. Number one, it's electrolyte. We have this high concentration solvent and salt electrolyte. Most electrolyte that's used in lithium ion today, for example, is just the opposite. It's you start with a solvent and you add some salt to it, provide conduction for the lithium ion to go back and forth. What we have developed is just the opposite. We have a salt-rich electrolyte, and then the solvent that we mix the salt into, or specifically the solvent that we add to the salt is also developed internally. We synthesized this molecule and we actually are going to, we are, in fact, we just made an announcement about this a couple of weeks ago. We've started to scale up this solvent molecule and electrolyte itself. So this electrolyte is unique to us, both in terms of its composition and approach.

Rohit Makharia:

Secondly, we have also an anode coating that we are developing that goes between the separate and the anode. This acts as an additional barrier to dendrite penetrations through the separator. That is unique to our ourselves as well. And then with the lithium metal foil, we are the only company that we know of that can make this white format lithium metal foil cells that are needed for automotive. The automotive cells are generally evolving towards a long skinny cell. And so what you need to do is be able to make these cells with lithium metal foils. We have unique IP to be able to laminate the lithium metal foil to copper and make these large format cells. And then lastly, something that we haven't talked about yet is the software. We have a strong and a deep focus on software.

Rohit Makharia:

We have developed machine learning and AI powered algorithms where we are creating this field of redundancy around safety through software. Traditional BMS, battery management system, traditional software fail or cannot detect any issues that might occur in the future, or have started to occur, until they really become an issue. What we've been doing is that we've been testing lithium metal cells for a decade. And we've been collecting data on all these cells, especially in the last six years with a lot of sensors around it, temperature, mechanical properties, thermal properties, voltage, electrical properties, of course. And then we've been feeding all of this data into machine learning algorithms. And with that we've created software as well, which has a strong IP, to be able to understand how the cell is performing and be able to either fix the issues way before they become an issue, or at least be able to warn our customers or eventual end users on pending issues so that before they become issues. So these are the four IP, electrolyte, anode coating, wide format lithium metal foil, and software itself.

Christopher Kapsch:

Very helpful. Well, early stage growth companies, particularly in disruptive paradigm shifts that can be de-risked through partnerships, commercial partnerships, you have a high profile partnerships with GM and Hyundai. Can you just talk about the nature of those and how they may translate into your commercial ramp over time?

Rohit Makharia:

Yeah, absolutely. We are very proud of these partnerships. In fact, again, to our knowledge, we're the only company that is working with lithium metal batteries that has signed to A sample joint development agreement, one with General Motors, one with Hyundai. And buy A sample, people who are not versed in this industry, automotive and battery, A sample JDAs or A sample development means that now you're developing a sample, a battery that can actually go into a vehicle. Up until that point, a lot of the work that happens, sometimes you call it pre-A or even development work or R&D work. A lot of that work is around demonstrating technology milestones. And once you get to the A sample development, it is a lot more about, can you build a cell that is actually going to work in a vehicle? It's kind of like the taking the first steps towards that.

Rohit Makharia:

So we signed two of these joint development agreements. With General Motors we started our work back in 2015. And in fact that is one of the ways I had gotten engaged with the company back when I was a GM. And since then GM has been a great supporter. And now we are doing this A sample development with them. And then the Hyundai as well, the company has been working for a few years. And then earlier this year, we signed this A sample agreement to also develop a battery that can go into Hyundai vehicles. And so will partnerships that are really, again, provide us that validation and also provide us a clear pathway that as long as we can continue to make progress from A sample to B sample to C sample, we understand how we are going to actually commercialize these batteries into vehicles. And we haven't talked about this much, but we are also certainly working with other customers as well around the world. And more to come on that in the future.

Christopher Kapsch:

Great. Let's talk about this pack itself. Why did you decide to go public via this pack? What are the use of proceeds going to be? How did you choose Ivanhoe as a partner? Maybe we could just cover that.

Rohit Makharia:

Yeah, yeah, sure, absolutely. So for us as SES, we looked at so many different options, but the one thing that the company realizes is that the company is clearly going through a stage where it's going from R&D and development, what they've been doing for the last 10 years. And now we are moving to be a company that is working with customers like General Motors, like others. And we are making these batteries that are these large batteries that will go into a vehicle. And we've already started the hard task of just scaling up. We're building pre-production facilities. So the company is transitioning from this development company slowly into manufacturing company. We are going from working with customers to do R&D to working with customers to actually scale up our technology.

Rohit Makharia:

And so this time right now for the company is so critical and just feels like the right time to make that transition simply because there's a lot of pull. There's a lot of demand on us. And when the demand comes from real customers, what you have to do is build capability to build these facilities and scale up your operations. So what has enabled all this is that our technology has gotten to a point where it's ready. We've published all of this third party data. Customers are pulling on it. And so just from a timing perspective, it felt like the right time to go and raise a spec and get the capital that is needed to actually become a battery company from a battery development company. In terms of Ivanhoe, we looked at quite a few different specs along the way, as one might imagine, but Ivanhoe bought in something very unique.

Rohit Makharia:

There are many specs that provide sort of a financial vehicle to go and immersion and become a public company. But what Ivanhoe also brings is its chief principal, Robert Friedland, who also is the founder and executive co-chairman of Ivanhoe Mines. And Ivanhoe Mines is a mining company that mines some of the key raw materials, such as nickel and copper in sustainable ways. And we really felt like that this partnership with Robert was unique because not only do we get a financial vehicle, but we get the expertise of this person on our board and as part of a shareholder base that can help us leverage his experience in mining in key raw materials that will be needed for batteries and really just leverage that relationship into the future. In terms of the use of the proceeds, we've talked about how we want to execute these joint development agreements.

Rohit Makharia:

We want to be able to build our first pilot facility and then also commercialize, so the pilot facility is going to be a gigawatt hour plant. And then we are going to start the commercialization with our first expansion that we'll start with 10 gigawatt hour and going to 30 gigawatt hour. This raise, assuming that there's no redemptions, will get us way into the expansion one phase, which gets us to 10 gigawatt hour worth of capacity.

Christopher Kapsch:

I want to transition to the audience community, but let me sneak in one last one before we do that. And that, as an equity analyst, and hypothetically, if I were covering the stock, what are the strategic goals that I should be holding SES accountable to? What are the milestones they should be looking out after over the next say, three years or so?

Rohit Makharia:

Yeah, sure. Very important questions. So over the next three years out there are four key categories of milestone that you should hold us accountable to. One is that we'll deliver these A sample cells to our customers and we'll continue to move the relationship and the development to a B and a C sample, which means in 21 and 22 we'll be focused on the A sample development. Starting in sometime in 23, we will be focused on the B sample development. In 24 we start to focus on C sample development. And eventually commercialize in 25. So that's just the timeline that we have signed up for. You will also see that we will bring some new customers on board, and we will announce that as appropriate. We will also scale up our manufacturing so that we go from, again, an R&D company to a manufacturing company.

Rohit Makharia:

You will hear soon about our expansion into this pilot facility, which we've planned for starting 2024. And then lastly, as we get to 2023 timeframe, you'd also see that we will start the work towards working on expansion one facility, which is a 10 gigawatt hour scale. So these are the kinds of milestones that we are tracking ourselves to. And in fact, on November 3rd, for your audience, for our audience here, we are holding our battery world event. This is the first battery world event that SES is holding. Some great announcements to come. Again, in the light of the question that you just asked, we will be unveiling a new lithium metal PV cell. We've talked about that, and then more concrete details about our growth plans as well. So please tune in November 3rd.

Christopher Kapsch:

I definitely will. And that's great. When I shift gears to the multitude of questions from the audience here, when will, this is straight forward, well, when will SES trade on the stock exchange?

Rohit Makharia:

Yeah. This quarter for sure. This quarter, for sure, before the end of the year, we'll be trading on the stock exchange.

Christopher Kapsch:

Right? Maybe the way I understand that process, there's SEC documentation that needs to take place and then shareholder vote. And the goal is end of the year for-

Rohit Makharia:

Yes, before the end of the year. Yes, yes.

Christopher Kapsch:

And at that point, then it will be trading under SES. Right? Okay. Here's another one. Tell us more about how Ivanhoe can help source raw materials for your batteries.

Rohit Makharia:

Yeah. Number one, I want to make it clear that we don't, we have not yet signed a commercial deal with Ivanhoe Mines. So I just want to be clear about that. But just as we think about raw materials, there are three raw materials that are really going to be critical and maybe a fourth one as well, but certainly nickel, copper, and lithium are going to be very critical; cobalt as well. But the whole industry is trying to move away from cobalt as much as possible. When it comes to nickel and copper, Ivanhoe Mines has built, is building a really capable, sustainable, sustainably sourced nickel and copper mines. That we'll try to get access to. Robert has been very supportive. And I think that is something that we'll be able to get access to at the right time. And then also not to forget lithium, we haven't talked about our shareholder, but the Tianqi Lithium is also a shareholder in the company. And we've been building partnerships like this with raw material suppliers. And by the way, Tianqi Lithium happens to be one of the biggest lithium miners in the world.

Rohit Makharia:

And we've been building these kinds of relationships so that as we scale up and get into the pilot and the expansion facility, we have relationships to be able to leverage. We will get access to raw materials. Because these are going to be hard to come by if you don't have the right relationships in place already.

Christopher Kapsch:

Yeah. Let me, another one here. Do you see EV growth faster in some international markets versus others? You feel you're well positioned, I guess, presumably in those different market trajectories, geographically speaking.

Rohit Makharia:

Yeah. I do think that some markets are going to grow faster than others. I mean, you can already see sort of, you can already see that today.

Christopher Kapsch:

For sure, yeah.

Rohit Makharia:

For example, when you look at Norway, I mean, they've been growing, it's a small country, but it's a good example of

Rohit Makharia:

You know, it's a small country, but it's a good example of what the growth might look like in the future for other geographies.

Rohit Makharia:

Then when you look at China specifically, they've had a lot of growth in EVs already, and their future plans shows no signs of slowing down. We know it's going to be the biggest EV market, but also it could be one of the fastest growing EV market.

Rohit Makharia:

Then really all across the world following that. When you look at US and Europe in general, you see many countries, many companies, many localities, many states, many cities that have put in rules around how they want to introduce EVs and only EVs starting in a certain geography or starting in a certain timeframe.

Rohit Makharia:

Certain markets are going to grow faster than others, for sure. But, but really when you think about the big markets in this decade, it is going to be China and then US and Europe. This is where we have been building a lot of capability. Again, as you look at a next generation battery company, we have been growing our capability in Shanghai and Korea to key places where battery will be sold and then battery development is done. We want to be definitely present there.

Rohit Makharia:

Then over time, we will also expand into other geographies as needed. We have been working with customers in the US, certain in Korea with Hyundai, in Asia, Japan, and China, as well as Europe so more to come there.

Christopher Kapsch:

Well, it is an interesting question, I guess, the most recent data I think the EVs as a percentage of total auto sales reached in the second quarter, I think it was 13% in China, amazingly 17% already in Europe and the US were well behind not withstanding what Tesla's done.

Christopher Kapsch:

But one thing, and this is more through the lens of a lithium materials, tracking that space is that the bifurcation that's happening as China's in terms of the cathode chemistry anyway, is tending to be LFP. Europe's leading NMC with greater energy density that comes with those cathodes. Is that bifurcation, is it relevant to your technology over time, or do you see this lithium metal hybrid technology being relevant in both China, the way it's going today and the technology trajectory that's happening in Europe?

Rohit Makharia:

Yes. First of all, all of these different cathode chemistries, be it NMC, nickel, manganese, cobalt, or nickel rich chemistry's, are lithium-ion phosphate. These are all going to be growing for a while. It really is, I think there's definitely some geographical associations. For example, LFP has, China has been very strong in LFP manufacturing from the get go. In fact, even in the US, a [inaudible 00:54:09] and they got going in 2012, they were focused on LFP, but then one chunk bought A123, and now one chunk in China is growing LFP as well.

Rohit Makharia:

This is definitely some geographical advantages just based on the history of the work that has happened in one chemistry versus the other. But I think in the future, what is much, much more important is that what chemistry you use is going to be based on your customers, your application, your customer's needs based on whether you're selling in a city, or you're selling to customers say in the US, which drive long distances, and then in Asia, are you selling to customers in Seoul? Are you selling to customers outside in the rural areas?

Rohit Makharia:

There are going to be customers that are going to have different needs from the electric vehicles. These chemistries are going to really fill the need of different customers. They're going to be spread all over the world.

Rohit Makharia:

From a lithium metal perspective, from what all the testing that we've done, it's compatible with many different chemistries and fundamentally, there's nothing stopping us from using nickel rich cathode or an NMC cathode or LFP cathode with lithium metal.

Rohit Makharia:

Typically, these cathodes can be paired with graphite, but when you pair them with graphite, the graphite gets too thick. Then all of a sudden your energy density, you can't put as much LFP as you'd want, and that's why LFP cars don't go as far as nickel rich cathodes, for example.

Rohit Makharia:

But with lithium metal, you can cross that barrier, lithium metal, you can still have a pin 20 micron lithium metal, for example, and then pair that to the LFP or nickel rich or an MC.

Rohit Makharia:

We see all of these batteries chemistries being compatible with lithium metal. In fact, lithium metal enabling a lot of these chemistries to develop faster and scale faster.

Christopher Kapsch:

You touched on, here's another one from the audience. You touched on it a little bit, but maybe you could elaborate. What is your relationship with auto companies now and how will that evolve over time?

Rohit Makharia:

Sure. I can talk a little bit more about that. We already talked about GM and Hyundai. I mentioned how we are worked with automakers with other parts of the world as well with active relationships. Our shareholders itself, GM and Hyundai are certainly investors in the company, but we also have Geely from China as well as SAIC Shanghai Automotive. They're investors also. Foxconn is an investor, which has also aspirations of becoming an EV company or making EVs.

Rohit Makharia:

Then we have the whole other supply chain. We talked about LG and SK investors and raw material manufacturers and equipment manufacturers like applied materials as well. There's a whole sort of shareholders, but when it comes to automotive, we already have a very strong investor base. Then we already have these partnerships that are different stages of development.

Rohit Makharia:

But the way we expect these partnerships to develop way into the future is that one will bring more automotive customers and do more a sample development because this is the pathway to get into automotive. Then once you develop the A sample, which means now you've met specifications in terms of dimensions, performance, et cetera, that a cell is capable, and then on a B sample, you start to integrate that more and more into module and vehicles. Then in a C sample, you commercialize that. You start to manufacture that through from an automated line, such that it can be scaled up into gigawatt hours’ worth of capability.

Rohit Makharia:

Our partnerships with our OEMs is really focused on going through that process. We have deep technical relationships. We have deep development relationships, not just with their R&D teams, but also the manufacturing team, engineering team.

Rohit Makharia:

Then we are developing the cell and then we are also going to work with them on integrating these cells into their modules and packs and vehicles. That's how it goes on. It's a very deep engagement, both on the business as well as a technical side.

Christopher Kapsch:

Your comments there sort of segue into this last one from the audience here, in terms of your scaling up to mass manufacturing. Obviously that's going to be critical for the success of the commercial pathway. Can you just touch on that? Maybe it sounds like you're leaning on some of these relationships to improve the probability that, or the visibility there.

Rohit Makharia:

First, yes, so on the scale of side, what we're already doing is that we are building pre-production facilities. We are already working with customers like GM and Hyundai to do that. We have process development and manufacturing capability in Shanghai that already exists. We've also announced that we will create this pilot facility, which will be operational in 2024 generating revenue. Then expansion one, which gets us into tens of gigawatt hours’ worth of capability.

Rohit Makharia:

That's the scale of planning. The key challenges there as we do this is to make sure that we actually, one, this is fundraise is critical. We want to make sure we have the capital shored up to go and execute all of this.

Rohit Makharia:

Number two, we also have developed partnerships to make sure that we have access to key components and materials, be it cathode, be it separators, be it the lithium metal anode, and then eventually the raw materials as well, nickel, copper and lithium. We've created and are creating partnerships to be able to create that pipeline and that supply chain to be able to help us scale up into pilot facilities and make a gigawatt hours’ worth of capacity of lithium metal cells.

Christopher Kapsch:

Listen, we're at the top of the hour. Maybe one last one, and then also closing comments from you, but just, you mentioned several of the strategic investors you have. Maybe you could just kind of go through that list of a very impressive strategic shareholder base, and maybe also just touch on what sort of diligence process did these investors do to make what we're obviously private or early stage investments in SES? [crosstalk 01:01:06] comments.

Rohit Makharia:

Sure. Absolutely. Some of these investors have been for a long time with us and some are coming in new as part of the pipe investment, but we already talked about the automakers, GM, Hyundai, Geely, SAIC, Foxconn, Applied Materials that has been with us for quite some time, [inaudible 01:01:27] lithium, and then as part of the pipe. Then we also have had cell makers like SK that have been supporting us for a long time. Then we also have LG coming in new as part of the pipe investment.

Rohit Makharia:

Then we also have really good backing from financial investors. Temasek has been a long-time supporter. Koch is participating in the pipe in a big way. We feel really, really strongly about our financial and strategic investors that we've created that have participated in this process.

Rohit Makharia:

In terms of diligence, each investor has their own diligence process, but for many of the strategic investors, that relationship has been developing for quite some time. Generally, there's a lot of testing and cell development that is done in advance before a lot of these strategic investors make that investment.

Rohit Makharia:

Then for Ivanhoe, as they partner with us, they did a huge amount of due diligence on us also, including us sending cells to two different third parties to get tested. Our shareholder base, we are very fortunate, covers the full value chain and the diligence process, we've published it, it just speaks for itself.

Christopher Kapsch:

Great. Maybe I'll just leave it to you for any closing remarks as we finish up here. Thanks. We really appreciate the time and opportunity.

Rohit Makharia:

Absolutely. Thank you so much, Chris. What I would say as we part ways is that we are next generation battery company that is really geared to become a real battery company, a battery company that manufactures and sells to customers. We built our team accordingly. We've made our technology choices accordingly. We feel really strongly about our partnerships with our customers.

Rohit Makharia:

I really want to leave the audience with understanding that we are building a battery company and not a battery breakthrough company. It's not a company that is going to make a breakthrough announcement and stop. We are actually going to make cells and then send them to our customers [inaudible 01:03:43] vehicles.

Host:

Thank you so much, Rohit and Christopher for your time today. Thank you all for joining our discussion. If anyone has any additional questions or you want to learn more about SES, feel free to send an email to sesir@icrinc.com. Thanks again, Christopher and Rohit.

Rohit Makharia:

Thank you.

##

Additional Information

This communication relates to the proposed business combination between Ivanhoe Capital Acquisition Corp. (“Ivanhoe”) and SES Holdings Pte. Ltd. (“SES”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ivanhoe has filed a Registration Statement on Form S-4 with the SEC, which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and which has not yet become effective. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed business combination. You can find information about Ivanhoe’s directors and executive officers and their interest in Ivanhoe can be found in Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Registration Statement on Form S-4 filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES’s history of no revenues and net losses; the risk that SES’s joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES’s battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES’s batteries; risks relating to machinery used in the production of SES’s batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES’s intellectual property portfolio; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, under the heading "Risk Factors," and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views only as of the date of this communication. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.